

June 22, 2015

Michael Nathenson
Chief Financial Officer
Blue Buffalo Pet Products, Inc.
11 River Road
Wilton, CT 06897

> **Re: Blue Buffalo Pet Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2015**
> **File No. 333-204847**

Dear Mr. Nathenson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer you to the chart reflecting net revenue and operating income margin information that you have included in the fourth page of artwork in your registration statement. Please revise this chart to provide net income information for each year represented in the chart. We note in this regard that the chart currently discloses your operating margin income rather than your net income, and that it only provides operating margin income information for 2014. We also note that you provide on page 62 of your prospectus a similar chart that includes operating and net income for each year from 2005 to 2014.

2.   We note your statements on pages 2 and 63 that "U.S. pet food retail sales grew 62% between 2004 and 2014, which represents a CAGR of 5%, based on data from

Euromonitor." Please provide us with copies of the industry analysis or reports upon which you rely with regard to this statement.

Letter from Our Founder, page v

3.   We refer you to the second full paragraph of the letter from your founder, in which you refer to the BLUE brand as "the #1 natural pet food . . . brand." Please revise this language to reflect that you are referring to your position in the "Wholesome Natural" market segment. Otherwise, please revise to clarify the basis for your claim.

Underwriting, page 129

The LOYAL3 Platform, page 132

4.   We note your disclosure stating that your underwriters have reserved up to 5% of the common shares offered by this prospectus to be offered to your customers, partners, individual investors and certain non-management employees, and that any purchases of shares in this offering through the LOYAL3 platform will be at the initial public offering (IPO) price. You further state that up to certain amount of shares offered through the LOYAL3 platform will be allocated among your non-management employees in amounts determined by you and that such employees will not be required to pay for these shares. Please expand your disclosure to discuss how you plan to account for these shares to be offered to your non-management employees and whether you also plan to value them based on the IPO price.

Financial Statements

Note 15 – Commitments and Contingencies, page F-22

Litigation & Settlements, page F-22

5.   We note your revised disclosures responding to our prior comment one on pages F-22 and F-33, stating in part "…we have determined that the *possible loss* or range of loss resulting from Nestlé Purina proceedings…cannot be reasonably estimated due to the following reasons…" Please further revise your disclosures to use the term *reasonably possible loss* if you intend for your description of loss contingency to be consistent with the term used in FASB ASC 450-20-25-1 and 450-20-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kenneth B. Wallach
    Simpson Thacher & Bartlett LLP